October 25, 2018
ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0143

Via EDGAR System

Alison White Tony Burak U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-1A (No. 033-52154), Filed July 30, 2018

Ladies and Gentlemen:

We are writing on behalf of our client, Hennessy Funds Trust (the “Company”), as a follow-up to our letter dated October 10, 2018 and our subsequent discussion with Ms. White.  Set forth below is the Company’s response to an oral comment of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the filing for the Hennessy BP Energy Fund and the Hennessy BP Midstream Fund (the “Hennessy BP Funds”).  The filing will go effective automatically on Friday, October 26, 2018. After the filing becomes effective, the Company will file the definitive Prospectus and Statement of Additional Information under Rule 497 of the Securities Act of 1933, as amended. Specifically, the Company will file an amended and restated Prospectus and Statement of Additional Information for all of the Hennessy Funds, which will include the text of the as revised Prospectus and as revised Statement of Additional Information for the Hennessy BP Funds.  The definitive documents will contain all of the changes made in response to the comments of the Staff, including the change referenced below.

Staff Comment:  In the investment strategy section for the Hennessy BP Midstream Fund, please include reference to the “C” corporation status of the Fund.

Response:  The Company has revised the disclosure to include the following discussion in the investment strategy section:  “Further, because the Fund is treated as a “C” corporation and is not taxed as a regulated investment company under Subchapter M of the Code, the Fund is not subject to the diversification requirements applicable to regulated investment companies. Also, as a “C” corporation, the Fund generally will be subject to U.S. federal income tax on its taxable income at the tax rate applicable to corporations (currently 21%), will not benefit from current favorable federal income tax rates on long-term capital gains, and will be subject to state and local income taxes by reason of its investments in equity securities of MLPs.”

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer

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